Zhone—Private and Confidential

FILED BY SORRENTO NETWORKS CORPORATION PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SORRENTO NETWORKS CORPORATION

COMMISSION FILE NO. 0-15810

This filing relates to a proposed business combination between Zhone Technologies, Inc. (“Zhone”) and Sorrento Networks Corporation (“Sorrento”), pursuant to the terms of an Agreement and Plan of Merger, dated as of April 22, 2004, by and among Zhone, Sorrento and Selene Acquisition Corp., a wholly-owned subsidiary of Zhone.

Additional Information regarding the Merger

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Zhone Technologies, Inc. and Sorrento Networks Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Zhone Technologies, Inc. or Sorrento Networks Corporation.

Zhone Technologies, Inc. and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone Technologies, Inc. and Sorrento Networks Corporation with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Zhone’s Proxy Statement for its 2004 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 12, 2004. This document is available free of charge at the SEC’s web site at www.sec.gov and from Zhone by directing a request to Zhone Technologies, Inc., Attention: Investor Relations, (510) 777-7013.

Sorrento Networks Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone Technologies, Inc. and Sorrento Networks Corporation with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Sorrento’s Proxy Statement for its Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 9, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Sorrento by directing a request to Sorrento Networks Corporation, Attention: Investor Relations, (858) 450-4934.

On April 22, 2004, Zhone and Sorrento held a conference call relating to the proposed merger described above, which was also made available for replay via a webcast and a telephone dial-in number. The following is a transcript of the conference call:

Operator:

Good day and welcome to the first quarter 2004 Zhone Technologies, Inc. conference call. I’m Brian and I will be your coordinator for today. At this time all participants are in listen-only mode and we will be facilitating a question-and-answer session toward the end of the conference. If at any time during the call you do require assistance, please press star-0 and a coordinator will be happy to assist you. As a reminder, this conference is being recorded for replay purposes. I would like to now turn the presentation over to your host, Miss Mariann Lackey.

Zhone—Private and Confidential

Mariann:

Thank you, operator. Good afternoon everyone and thank you for joining us today. The purpose of this call is to discuss Zhone’s first quarter 2004 financial results and accomplishments as reported in our earnings release, which was distributed over Business Wire at the close of market today. In addition, Zhone announced today a definitive agreement to acquire Sorrento Networks – a supplier of intelligent optical networking solutions for carriers, cable companies and enterprises worldwide.

I am here today with Mory Ejabat, Zhone’s Chairman and Chief Executive Officer and Kirk Misaka, Zhone’s Chief Financial Officer. We are also joined by the executive team of Sorrento Networks – Phil Arneson, Sorrento’s Chairman and Chief Executive Officer and Joe Armstrong, Sorrento’s Chief Financial Officer.

Mory and Phil will first take a few minutes to review some details regarding today’s announcement of the definitive merger agreement between the two companies. Mory and Kirk will then discuss Zhone’s business highlights and financial results for Q1 2004. Following discussion of the quarterly results, the management teams of both companies will be available to answer questions.

Zhone issued a press release today announcing the acquisition agreement and simultaneously issued a release outlining Zhone’s financial results for the quarter ended March 31, 2004. Both releases were distributed over Business Wire at the close of market today and are posted on our web site at www.zhone.com. Sorrento issued a press release today outlining its financial results for the 2004 fiscal year and for the fourth quarter ended January 31, 2004 which has been posted on Sorrento’s website at www.sorrentonet.com.

A replay of this conference call will be available by dialing 888-286-8010 for US callers and 617-801-6888 for international callers and entering passcode 63483073. In addition, an audio webcast of this call can be found at the Investor Relations section on the websites of both companies.

Before Mory begins, I need to advise you that during the course of this call, Zhone may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements we will make include statements regarding the projected financial impact of the proposed merger with Sorrento. These forward-looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the acquisition may not close on the terms described, or at all, the possibility that the intended benefits of the acquisition may not be fully realized, the failure of the combined company to retain key employees, the failure of the

Zhone—Private and Confidential

combined company to manage the cost of integrating the businesses and assets of Sorrento and Zhone, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the combined company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, and higher than anticipated expenses the combined company may incur in future quarters. In addition, please refer to the risk factors contained in Zhone’s SEC filings available at www.sec.gov for other important factors that could cause actual results to differ materially from those contained in the forward-looking statements. Additional factors in connection with the proposed merger will be discussed in Zhone’s Registration Statement on Form S-4, which Zhone plans to file with the SEC.

During the course of this call, Zhone will also make reference to non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The company’s management refers to non-GAAP financial measures because they provide meaningful supplemental information regarding the company’s operational performance. As such, these non-GAAP financial measures are used by management in its financial and operational decision-making.

I would now like to introduce Mory Ejabat, Zhone’s Chairman and Chief Executive Officer.

Mory:

Thank you, Mariann. Welcome everyone and thank you for joining us today. We are very excited to announce our definitive agreement to acquire Sorrento Networks — as well as to report strong financial results for the first quarter ended March 31, 2004.

This acquisition is a major milestone for both Zhone and Sorrento. Over the past few years, we have seen an increasing convergence in the business needs of our customers. The combination of our two businesses capitalizes on this convergence – bringing together complimentary product sets, as well as complementary customer bases and revenue streams. The combination provides a comprehensive solution for access and transport requirements for both telecommunications and cable operators worldwide.

This transaction expands Zhone’s already strong customer base with the addition of some of the world’s largest cable operators and carriers — and allows Zhone to market its VoIP and access solutions into cable MSOs.

Zhone—Private and Confidential

At the same time, combining the two businesses extends Zhone’s product offerings to include metro-optical transport for existing customers. Sorrento’s product portfolio has immediate application at both existing Zhone accounts, as well as in greenfield deployments, by delivering converged VoIP, broadband access, video services and transport protocols over our customer’s existing infrastructures.

We believe that Zhone’s customers will greatly benefit from Sorrento’s products, which improve transport efficiency and expand the available bandwidth of fiber networks. Zhone will be able to provide advanced scalable access and transport solutions which bridge customers’ networks from existing copper based loops to fiber optics.

These benefits solidify Zhone’s position as the first and leading company solely dedicated to providing the full spectrum of next-generation solutions. By uniquely addressing today’s multi-service requirements, Zhone demonstrates its continued commitment to quickly respond to customers needs.

Before I discuss Zhone’s first quarter results, I would like to turn the call over to Phil Arneson, Sorrento’s Chief Executive Officer, to offer his insights into Sorrento Networks and the future of the combined company. I am sure many of you know Phil and the tremendous job he done leading Sorrento in a challenging environment for the telecommunications industry. Phil and his team have built a solid company and we believe that this transaction will greatly strengthen the ability of both companies to meet their business goals.

Phil:

Thank you, Mory. On behalf of the entire Sorrento team, I would like to thank all those dialed-in today for joining us. We are very pleased about the combination of Zhone and Sorrento and we believe this is exactly the right next step for Sorrento. Since the founding of Sorrento Fiber Optics in the year 2000, the company has made its mark as a leader in delivering transport solutions for the metro optical network. Sorrento has over 2,500 nodes deployed worldwide and has over 70 active customers. Our technologies permit telecommunications service providers to increase fiber capacity and fiber bandwidth utilization while reducing network costs over scalable and efficient networking platforms.

These technologies compliment Zhone’s product portfolio and are targeted towards a similar and yet complimentary customer bases – broadband services providers such as domestic and foreign telephone companies, inter-exchange carriers, and cable MSOs. So, the addition of Sorrento’s DWDM and CWDM products to Zhone’s comprehensive product portfolio creates a whole greater than the sum of its parts. We believe that Zhone has the infrastructure and the assets to extend Sorrento’s leadership in the telecommunications industry.

Zhone—Private and Confidential

Also, Zhone’s solid revenue performance, broad customer base and strong balance sheet are ingredients for continued success. This transaction advances Mory’s vision to make Zhone a comprehensive provider of next generation wireline network solutions.

Along with the entire Sorrento team, I look forward to working with Mory and his team over the next few months to ensure a seamless and successful transition for our customers, our employees and our shareholders. I wish to thank the entire Sorrento team, and our Board of Directors, for making this combination a reality. I have had many great experiences in my career and have worked with some great people, none greater than the folks at Sorrento. I am confident that the combination of the Sorrento and Zhone teams will create a powerful competitor in today’s global telecommunications industry.

At this point, I would like to turn the call back to Mory.

Mory:

Thank you, Phil.

Today Zhone also disclosed financial results for the first quarter. We are pleased to announce that the Q1 revenue increased 23% to $21.0 million as compared to $17.1 million for Q1 2003. This increase in revenue reflects an expanded customer base and stabilizing demand for our products.

Our financial position remains strong with $90.0 million in cash and short-term investments on hand as of March 31, 2004. Kirk Misaka, our CFO, will expand on our financial results later in the call.

During the first quarter, we made significant accomplishments to support our goal of becoming the number one next-generation equipment provider. During the last call, we said we would continue to grow through acquisitions, to develop and diversify our product portfolio and to expand our reach into emerging growth markets. We are pleased to say that we have made contributions in all three areas during the first quarter of 2004.

As previously announced in February, Zhone acquired the assets of Gluon Networks, a developer of next-generation converged switching systems for telecommunications service providers. This acquisition is a strategic move for Zhone to provide customers with a next generation packet based switching product to complement their Zhone access networks.

Zhone—Private and Confidential

In January, Zhone announced the availability of its new line powered DSLAMs – the Raptor 100 LP. This product extends the reach of conventional DSL circuits to more than twice the servicing area of traditional DSLAMS. The Raptor 100 allows service delivery as far as 38,000 feet from the central office.

In February, Zhone announced the Z-Edge 6200 VoIP integrated access device. This product enhances Zhone’s portfolio of IP products and is based on the software technology of a previous acquisition —V-Packet. The Z-Edge 6200 provides all of the advanced functions a carrier needs to deliver quality voice and business-class services over IP networks using either SIP or MGCP signalling.

While continuing to enhance our product portfolio during the first quarter, we announced 3 major international customer wins in Brazil, Bolivia and Belgium –GVT, Entel, and Scarlet. These wins are a significant increase to our footprint in emerging growth international markets. In addition, we added 3 new customers in the US.

The most recent announcement on March 17th was with Belgium’s third largest telecommunications company – Scarlet. Scarlet has selected Zhone’s SLMS platform to deliver integrated voice and high speed internet access over a single line to their residential and small and medium-sized businesses throughout Belgium. Scarlet currently has about 1.5 million residential and business customers and operates its own high tech fiber network within Belgium. Other customers in Brazil and Bolivia have selected Zhone’s Raptor next-generation DSLAMs.

Going forward, we see stronger demand for our products and higher spending from our customers in Q2. We will continue to gain new customers domestically and internationally and we are optimistic about our potential in Q2. In addition we believe that the combination with Sorrento will provide more comprehensive solutions for Zhone’s existing customers and will enhance Zhone’s position among cable MSOs and major international operators. Upon completion of this transaction, Zhone will service both telecom and cable providers spanning six continents.

I would now like to turn the call over to Zhone’s CFO, Kirk Misaka, who will provide you with more detail on our first quarter 2004 financial results. Kirk –

Kirk:

Thanks, Mory. First I will discuss the first quarter results and then I’ll turn to our financial guidance. As a reminder, throughout my discussion I will reference both GAAP and non-GAAP pro forma financial information. We have provided GAAP reconciliation information within the press release. The first quarter

Zhone—Private and Confidential

pro forma results exclude stock-based compensation, amortization of intangibles and purchased in-process research and development.

As Mory mentioned, we ended the first quarter 2004 in a very strong financial position and are pleased to announce our first quarter results.

First, let’s focus on the Income Statement:

Revenue for the first quarter 2004 was $21.0 million, an increase of $3.9 million, or 23% from first quarter 2003 revenue of $17.1 million. This increase was primarily driven by strong revenue growth in both our SLMS and DLC platforms.

Sales by product line for the first quarter 2004 were as follows: $9.6 million for SLMS products; $6.3 million for DLC products and $5.1 million for MUX products.

International sales were approximately 15% of revenue for the first quarter 2004 as compared to 8% of revenue for the first quarter 2003. This percentage increase is largely attributable to revenue from Asia that we expect to more closely approximate historical levels going forward.

For the first quarter 2004, our top three customers comprised approximately 30% of Q1 2004 revenue. These customers were Qwest, Bell West and Motorola. The remaining 70% was attributable to approximately 200 IOC and major carrier customers.

Gross margins were 43% in the first quarter 2004 as compared to 46% in the first quarter 2003, within the range of guidance of 43-46% that we provided during our last conference call. On a year over year basis, gross margins declined primarily due to a shift in product mix to a higher percentage of DLC products, which have higher material costs than our other product lines. We expect margins to improve throughout the remainder of the year as our higher margin SLMS product line continues to grow.

Total operating expenses were $21.9 million in Q1 2004 as compared to $10.0 million in Q1 2003. Q1 ‘04 operating expenses included a one-time charge of $6.2 million for purchased in-process research and development relating to the Gluon acquisition, $2.1 million of amortization of intangibles, and $0.5 million of stock-based compensation expense. Excluding these charges, on a non-GAAP pro forma basis, operating expenses were $13.1 million, moderately higher than our previous guidance of $11.5 to $12.5 million due primarily to charges associated with the settlements of excess facility leases of $900k.

Zhone—Private and Confidential

On a GAAP basis, net loss for Q1 2004 was $13.4 million, compared to $13.4 million in Q1 2003. On a non-GAAP pro forma basis, net loss for Q1 2004 was $4.5 million, compared to $14.7 million for Q1 2003.

Now let’s turn to the balance sheet. Our financial condition remains strong. Cash and short-term investments at March 31, 2004 were $90.0 million. Accounts Receivable days sales outstanding were 58 days for Q1 2004 compared to 41 days for Q4 2003, reflecting normal seasonality trends.

Inventory was $28.4 million at the end of Q1 2004 as compared to $24.3 million at the end of Q4 2003. This increase in inventory is primarily a result of planned new product introductions.

Finally, our long-term debt balance declined from $32.0 million at December 31, 2003 to $31.8 million at March 31, 2004.

Basic and diluted EPS shares were 77.3 million for the first quarter of 2004. Compared to the first quarter of 2003, our shares outstanding increased due to the Tellium merger. Our total shares outstanding increased to 78.1 million at March 31, 2004 as a result of the Gluon acquisition.

Before I turn the call back to Mory, here is our financial guidance for the next quarter. On the top line, we expect second quarter 2004 revenue to range between $22 and $23 million. This increase represents a growth rate of approximately 7 to 12% year over year and a growth rate of approximately 5 to 10% quarter over quarter. We expect gross margins to improve and range from 43% to 46% during the remainder of 2004. We expect second quarter 2004 operating expenses to range from $14.5 to $15.5 million, including stock-based compensation expense and amortization of intangibles of approximately $2.5 million. Such amounts exclude any incremental expenses associated with the acquisition of Sorrento and other unanticipated charges.

We currently expect the acquisition of Sorrento to close near the end of the quarter and that it will be immediately accretive excluding the effects of any acquisition related charges, including amortization of intangibles and purchased in-process research and development. We’ll provide additional guidance during our next conference call in July to announce our second quarter results.

With that overview, I will now turn the call back to Mory …

Mory:

Thank you, Kirk.

Zhone—Private and Confidential

Zhone is pleased with our financial performance for the first quarter and we are taking the steps that we believe are necessary to achieve profitability. Our acquisition of Sorrento demonstrates our commitment to continue to grow through acquisitions, to develop and diversify our product portfolio and to expand our reach into emerging growth markets. We intend to continue this strategy by adding the best available technology to our product portfolio and the talent to our management team. Our focus remains on delivering next generation networks to telecommunications carriers and cable operators worldwide.

We look forward to working with the Sorrento team to achieve this vision and these goals. We’re confident that Sorrento’s customers and shareholders will share in the benefits of this merger – and contribute to its success. The combination of Sorrento and Zhone’s technology, financial strength and broad and deep customer base will create a unique, strong and very well-positioned company — a leading competitor in a rebounding global telecommunications industry.

Thank you for joining us today. I would now like to open the call up to questions.

We will now begin the question and answer portion of the call, Operator.

Operator

Thank you.

[OPERATOR INSTRUCTIONS]

And your first question comes from Hasan Imam of Thomas Weisel Partners. Please proceed.

Hasan Imam - Thomas Weisel Partners—Analyst

Thank you. I had a couple of questions, the first one to do with Sorrento. Could you talk a little bit about what the customer mix is and then in terms of the revenue, what percentage comes from your CWDM, versus DWDM product and the last question regarding Sorrento at one point in time you had a metro switching platform under development. Could you update us on the status of that?

Phil Arneson - Sorrento—CEO

Yes, and Joe has that information in front of him, so Joe, would you take that, please.

Joe Armstrong - Sorrento—CFO

Sure. The makeup of our revenue in terms of CWDM, and DWDM, as you may possibly know or maybe you don’t know, the actually the LUXON product has dual architecture and in the case of that product, a lot of the people that are looking for CWDM, actually ordered the DWDM because it’s a minimal costs for them to upgrade to it.

So as a result of that, our CWDM revenue percentage is probably a little less than 10%, most of it is all DWDM. In terms of the switching platform, we do not have that in active mode. At least the large switching that the LUXON product had.

Phil Arneson - Sorrento—CEO

And let me just add to what Joe mentioned. The switching product was a very expensive development over a period of time and as we consolidated our resources here, at Sorrento, and chose our priorities in the R&D arena, focusing on those customer applications that would hold and generate revenue for us, we put that switch on hold but we extrapolated many of the technologies from that switch and incorporated them into the transport products that we have been introducing in the past year or two. So, the manifestation of that investment is benefiting the company, and we’re using some that was the LUXON OEL switch and that’s now available, and I hope that answers your question.

Hasan Imam - Thomas Weisel Partners—Analyst

Yes, thank you. And I had a question for Kirk. Your stand-alone Zhone was on track for profitability by third or fourth quarter, through revenue ramp and cost cutting. And what does this acquisition do to that trajectory?

Kirk Misaka - Zhone Technologies, Inc.—CFO

We expect the transaction to be immediately accretive, we have not gone through transition and integration plans yet so we don’t know yet how much cost synergies and potential revenue cross sales opportunities there are. As we work ourselves through that transition and integration we’ll have a better idea and our plans are to release further guidance on the implications to our financial model during our second quarter conference call.

Hasan Imam - Thomas Weisel Partners—Analyst

OK, thanks—And Mory, one last question. You introduced your new MALC IP Access Gateway, which offers voice over IP over DLC—who are the target customers? Are you actually seeing (inaudible) types interested in offering voice over IP over DLC, or is it going to be a different group of customers?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

It’s — mainly, the IP Access Gateway and the access side is very interested — interesting for the IXC’s and long distance carriers and we are seeing that interest through them and also we are seeing it through some of the IOCs that are getting into the long distance.

Hasan Imam - Thomas Weisel Partners—Analyst

OK, and in terms of Sorrento plus Zhone, I mean, are there some new product integrations under plan?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

You know, we are in a planning stage on that. Mainly, first thing we might do is to integrate all the product under the same network management—that would be probably the first phase of integration.

Hasan Imam - Thomas Weisel Partners—Analyst

Thank you very much.

Operator

And your next question is from Susan Calaa of FBR. Please proceed.

Susan Calaa - FBR—Analyst

Good afternoon, I wonder if you could give us an idea what have revenues of Sorrento you think might be sustainable in the addition of Sorrento to your product portfolio.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Susan, this is Morteza Ejabat. I don’t believe – I didn’t listen to Sorrento’s guidance for the quarter, but we will continue that ramp and that growth which they have participated to do.

Susan Calaa - FBR—Analyst

So all of it will be additive?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Right.

Susan Calaa - FBR—Analyst

Thank you.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Sure.

Operator

And your next question is from Chris Lord of Criterion. Please proceed.

Chris Lord - Criterion—Analyst

Can you give me an update — I wasn’t listening to this part. You said you did about 9.6 in the SLMS product—what was that in the prior quarter, Kirk?

Kirk Misaka - Zhone Technologies, Inc.—CFO

Just a minute, let me pull that up

Chris Lord - Criterion—Analyst

And then, if you had the DLC and MUX product mix that would be great.

Kirk Misaka - Zhone Technologies, Inc.—CFO

The amount in Q4 of 03 was 8,785,000 and the amounts for the prior quarter in DLC was 5,740,000 and in MUX was 8,763,000

Chris Lord - Criterion—Analyst

OK. Did the MUX dropoff surprise you?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

No the MUX product normally goes through a seasonal effect, Chris, and there was a major customer who buys that product from us and normally they are very seasonal on that.

Chris Lord - Criterion—Analyst

Is that Motorola?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Yes.

Chris Lord - Criterion—Analyst

I know you’ve always said your break-even is 125 million ; is that right?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

We said our break-even point would be between 25 and 28, depends in where our gross margin ends up which is between 43 and 46.

Chris Lord - Criterion—Analyst

OK. So, just eyeballing it, this will clearly get you there, right, because -

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

We will definitely work toward that.

Chris Lord - Criterion—Analyst

Sorrento did 25 million last year, January year end, fiscal ‘03, and then did they report the January quarter yet or not?

Kirk Misaka - Zhone Technologies, Inc.—CFO

The January quarter they just — actually, the year-end is in end of January, so -

Chris Lord - Criterion—Analyst

Have they reported — I don’t see a number. I’m staring at a — screen and I don’t see a number. But even if they — it looks like they’re doing at least 25 million on a run-rate basis.

Joe Armstrong - Sorrento—CFO

Yes, Mory, this is Joe Armstrong. We just reported our results today, and we finished up the year 25.5 million, and the quarterly revenues were reported at 6.4 million

Chris Lord - Criterion—Analyst

OK, so about flat sequentially. So you got an extra 25 million, so Mory you’re clearly now above your break-even run rate, and I assume there’s going to be a kind of overlap whether it’s sales, engineering, G&A, so you know, as a shareholder who wants to you preserve your cash, is it a fair assumption to make that this will get you to profitability?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

I would say this would get us to profitability. Obviously, we have to work through cost reduction and maintain the customers and work with them.

Chris Lord - Criterion—Analyst

Right, but I think that the majority of that would be would be in either engineering or sales — OK, and the Sorrento executive, what are your gross margins, currently?

Joe Armstrong - Sorrento—CFO

The gross margins for this quarter were actually a little low compared to our prior year. Primarily, they were lower because of the acquisition of LUXON, we’re integrating that, reducing the facilities, and I think Zhone has a lot to contribute to our lower overhead. But the overall gross margins were actually 9%. We also took a significant amount of inventory write-offs during the period, but our traditional margins have been more in the 38 to 40% for the Sorrento line.

Chris Lord - Criterion—Analyst

OK, great. So you should still be fine on getting to break-even. And then my last question is it a correct assumption to make that the most the Sorrento people that will be coming over to Zhone will be in the engineering and sales groups; that’s correct, that’s a fairly good assumption.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

That’s a fairly good assumption.

Chris Lord - Criterion—Analyst

And then two last questions. The total — three more questions. Total shares outstanding now with the acquisition? Is going to be — you issued 9 million shares to do this; is that right?

Kirk Misaka - Zhone Technologies, Inc.—CFO

The exchange ratio, Chris, is .9

Chris Lord - Criterion—Analyst

And there’s 10 million shares outstanding?

Kirk Misaka - Zhone Technologies, Inc.—CFO

No, Sorrento has approximately 16.7 million shares outstanding

Chris Lord - Criterion—Analyst

OK. Does that include debt and all that stuff?

Kirk Misaka - Zhone Technologies, Inc.—CFO

That does not include the fully dilutive value of the warrants and other options that they have outstanding.

Chris Lord - Criterion—Analyst

How many shares are you going to have to issue? All in.

Kirk Misaka - Zhone Technologies, Inc.—CFO

On a fully diluted basis, approximately 17.5

Chris Lord - Criterion—Analyst

OK, great. That’s fine. And then, the -

Kirk Misaka - Zhone Technologies, Inc.—CFO

I’m sorry, Chris can I make a clarification. 17 and a half times the .9 exchange ratio

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Which would be about 15 and change

Chris Lord - Criterion—Analyst

OK. And then the trials, any comment on trials that you’re currently involved with?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

We are in several trials on video over fiber and video over copper, and we are in testing with our voice over IP gateway.

Chris Lord - Criterion—Analyst

OK. And finally, any comment on the overall spending environment? We’ll probably see comments from Tellabs and others this week.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

We are seeing positive movement toward spending. We are seeing our customers are willing to spend more money especially on the triple play environments right now.

Chris Lord - Criterion—Analyst

the last part?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

on the triple play areas.

Chris Lord - Criterion—Analyst

Great. Super. All you have to do is announce two or three of those wins and you’re good.

Chris Lord - Criterion—Analyst

Thank you, gentlemen.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Thank you.

Operator

Your next question comes from Simon Leopold of Morgan Keegan.

Simon Leopold - Morgan Keegan—Analyst

Quick follow-up, a couple of days ago you announced some line-powered additions to your Raptor line for DSL access. I wanted to see if you could give us a sense of what’s going on in that particular market segment in terms of RFP activity and your sense of what the total addressable market might be there.

Simon Leopold - Morgan Keegan—Analyst

Thanks a lot.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

On the line-powered product line, there is one active RFP from one large carriers, that we are participating on that, and there was — that a specific product that we introduced is for PTT, internationally, that we announced that. I cannot give you really the market size on that. But those were two specific areas that we developed this product for.

Simon Leopold - Morgan Keegan—Analyst

Thank you.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Next?

Operator

Yes and your next question comes from Quint Slattery of Cemetery Peak Management.

Quint Slattery - Cemetery Peak Management—Analyst

This is a message from Phil. You’re going to get a message from Dan, so if you could make sure you call him back, that would be great.

Phil Arneson - Sorrento—CEO

Certainly, we’d be pleased to do that.

Operator

Your next question is from Dave King from Roth Capital.

Dave King - Roth Capital—Analyst

Thank you. Good afternoon.

Question for Joe with today’s acquisition announcement, does that change anything as far as your plans about sale of the building as well as LUXON inventories. Thank you.

Joe Armstrong - Sorrento—CFO

We’ll certainly be consulting with Zhone on that, but no, we are actively pursuing converting our non-strategic assets to cash and that includes the real estate that Sorrento owns.

Dave King - Roth Capital—Analyst

And second question is, you and I talked about this potentially significant contract in San Antonio, I guess the next couple of quarters. Can you give us a little bit of update on that? Thank you.

Phil Arneson - Sorrento—CEO

I can comment on that. This is Phil, Dave. There are a number of companies competing for that opportunity. We are one of those companies, and it’s in early stages, and so we expect to perform well in those competitions as we usually do.

Dave King - Roth Capital—Analyst

Thank you.

Operator

Your next question is from David Tong of Whittaker Securities. Please proceed.

David Tong - Whittaker Securities—Analyst

Good afternoon, I have several parts to this. Mory, you talked about your revenue from the MSOs in the past. How does this transaction get you deeper into that space, you know, is it different people that you’ll interface with through Sorrento, and also, for the Sorrento people, can you break down your revenue between your MSOs and your telecom customers?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Well, Dave, let me answer the first question. We were selling, or we are selling equipment to cable operators, mainly on their back hauling of their voice traffic on a TDM network. We are not in front of those guys in respect to transport or offering any Internet services to the customer. That’s an area that is going to be very interesting for us. In addition, we, right now, the majority of the MSOs are going to small to medium sized businesses as a target, and our product, with Sorrento product combination of the two would fit in the network infrastructure very well. And I believe the next question was for Phil or Joe.

Phil Arneson - Sorrento—CEO

Joe, why don’t you take the question relative to the breakdown on the revenue components.

Joe Armstrong - Sorrento—CFO

Sure. The breakdown on the revenue in terms of domestic revenue of the combined companies, let me just look at that real quick. We did 63% of our revenue in the quarter domestically, 36%, in terms of Europe, and Asia, which fluctuates a little bit around, we, did 17% in the prior quarter but 1% this quarter. But we do see some good opportunities in terms of the Asian revenue picture.

The breakdown in terms of our product line revenues or division of the 6.4 million for the quarter, we — just trying to grab that right here. We did 4.2 with the 6400 product, which is the Sorrento product. We did 1.3 million with the LUXON product, and that has been a good performing product and the first quarter that we had that product we actually did 2.5 million. There’s quite a bit of activity associated with that product for future prospects, and we think that that product is doing really well. We also have a small product line that did well during the quarter, which is the merit product line which did close to a million dollars and that compares to 400,000 in our prior quarter.

David Tong - Whittaker Securities—Analyst

OK. Thank you. Mory, I’ve got a follow-up with you. You talked about the fiber to the premises project with Verizon —that you were fairly close with them and eventually the business went to one of your competitors. There’s been some news reports about some issues in the testing. Does that get you back into the ball game, are there any update on that or color you can provide?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

You know, we don’t have any update, and we haven’t got any indication from Verizon that we’re interested in discussing that project with us.

David Tong - Whittaker Securities—Analyst

Although, in your discussions about fiber with other customers.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Yes, we do have some of the IOC’s that are testing on product line

David Tong - Whittaker Securities—Analyst

All right, thank you.

Operator

And your next question is from Glen Schneider of FG Capital Management. Please proceed.

Glen Schneider - FG Capital Management—Analyst

In the release, you guys say that the deal will be immediately accretive. I just want to make sure, does that assume the same level of revenues that the 25 million that Sorrento just put up, the 6.4 million run rate, and Joe, maybe you can talk about the kind of growth opportunities you guys were seeing obviously before this deal, what kind of growth you guys were anticipating over the next few quarters?

Joe Armstrong - Sorrento—CFO

Sure, Glen. We actually didn’t give guidance. As you know, our business a lot of times is geared toward large orders, and there’s a lot of that activity that we’re working on

Glen Schneider - FG Capital Management—Analyst

Maybe just qualitatively which direction and comment on some of the opportunities.

Joe Armstrong - Sorrento—CFO

Sure. Well, we think that the opportunities going into 2005 are significant. We’re well represented by two large infrastructure, I guess providers of broadband. One being Time Warner telecom, which has been a great customer of ours and has some significant opportunities.

Also, we’re represented with our product line by Comcast commercial services, which uses a lot of the infrastructure of Comcast. And again, they’re representing the product. In addition to that, our traditional strength of the business has really been to the cable MSOs, the multiple service providers.

And we’re working with new customers on that front, we just introduced a product 10 GigE Mux product for the video on demand that has a lot of good opportunity, we feel in our installed business in the MSO environment, and overall we see a lot of the cable operators going to our technology.

So, going into 2005, we are optimistic that there’s a lot of business to be done there. So our general feeling is very positive.

Glen Schneider - FG Capital Management—Analyst

OK. And Mory, just in the release it says will be immediately accretive. I want to understand what you’re assuming in terms of revenue and if that assumes the same kind of revenue and run rate and cost takeout.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

We’re assuming the current type of run rate and when Joe talks about 2005, he’s talking about fiscal year 2005. Am I correct, Joe?

Joe Armstrong - Sorrento—CFO

Yes, you are correct.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

OK

Glen Schneider - FG Capital Management—Analyst

And Joe, what was the motivation for you guys, given that your balance sheet, if you liquidate some of those assets and some of the inventory, and improving environment with some of these new product opportunities, what was the motivation to join?

Joe Armstrong - Sorrento—CFO

Well, from our standpoint, and I’ll certainly let Mory speak to this, but from our standpoint the — the real business out there is done with large, large carriers, which there’s great opportunities as they start to upgrade their networks to our technology, and the strength of the company has a lot to do with their selection process.

So, while we have made great progress in cleaning up a lot of the issues of our company getting rid of debt, and other things, and increasing our balance sheet, the fact of the matter is that the at the end of the quarter, we were a company sitting with $18 million of cash, small amount of liabilities to some degree, but when you’re doing business with the large MSOs and stuff, the strength of the company means a lot to them, and we think that the product offering of Zhone, along with our product is just a great fit for future opportunities for us.

Glen Schneider - FG Capital Management—Analyst

Great, thank you very much.

Operator

[OPERATOR-INSTRUCTIONS]

You have a follow-up question by Chris Lord of Criterion. Please proceed sir.

Chris Lord - Criterion—Analyst

Sorrento, 18 million in cash on the balance sheet, is that correct?

Joe Armstrong - Sorrento—CFO

That was as of the January 31st, correct.

Chris Lord - Criterion—Analyst

And sir, the billings buildings that people are referring to that you own, can you give me an approximation of what those might be worth

Joe Armstrong - Sorrento—CFO

Sure, they range as the real estate market

Chris Lord - Criterion—Analyst

How many are there, where are they and what’s your best guess?

Joe Armstrong - Sorrento—CFO

Well, we own two facilities, located in San Diego, primarily, in the telecom valley, I guess you might call it here. One building is approximately 55,000 square feet, the other 135,000 square feet. The mortgages that we own on the buildings is slightly under 3.3 million, and the market values range anywhere from 8 to $10 million in terms of market value.

Chris Lord - Criterion—Analyst

on a combined basis?

Joe Armstrong - Sorrento—CFO

Correct

Chris Lord - Criterion—Analyst

and are you actively trying to sell those currently?

Joe Armstrong - Sorrento—CFO

Yes, we are.

Chris Lord - Criterion—Analyst

And how long have you been trying to sell them, and do you have any takers yet?

Joe Armstrong - Sorrento—CFO

We have had offers, actually we’ve got a few that are on the table right now, and the level of activity in the market down has actually picked up significantly. They’ve been on the market for about two to three months, maybe.

Chris Lord - Criterion—Analyst

(inaudible) come, sell them to —come. So the net cash is 23 million, is that correct, let’s say you can sell them for the low end of the range there. Net cash is about 23 million; is that right?

Joe Armstrong - Sorrento—CFO

Yes, assuming conversion of the buildings to cash, and that would be the net cash proceeds out of the building, anywhere from 5 to 7 million

Chris Lord - Criterion—Analyst

Great, OK, thank you for your time.

Operator

And you have another follow-up question from Susan Kalla of FBR

Susan Kalla - FBR—Analyst

Hi. Just doing a quick back of the envelope on the combination of the two companies, I’m coming up with a kind of a range for revenues in ‘05 somewhere around 150, and then assuming that you can take some of the costs out of the combined companies and then EPS about twice where you thought it was going to be. About 5 cents. Is that kind of within the range of what you’re seeing for 2005 calendar?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Susan, we really haven’t put the numbers together on that. We would be more than happy to discuss that with you at a later time.

Susan Kalla - FBR—Analyst

Do you expect to get synergies from the acquisition on the cost side over the — within 2004?

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Yes, we do.

Susan Kalla - FBR—Analyst

OK, thank you.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

Sure.

Operator

And your final question comes from Hasan Imam. Please proceed

Hasan Imam - Thomas Weisel Partners—Analyst

Yes, thank you—I had a follow-up question. Would the closing or the selling of the facilities, I mean, does that indicate that there’s going to be significant relocation of the Sorrento employees, or significant head count reduction? Can you comment on that? Thank you.

Morteza Ejabat - Zhone Technologies, Inc.—Chairman and CEO

There will be some synergies, Hasan. We haven’t discussed about locations or where the employees might be located. We will do that the same way we have dealt with all other acquisitions, so it’s going to take some time for us to formulate all of that.

Hasan Imam - Thomas Weisel Partners—Analyst

OK, thanks.

Joe Armstrong - Sorrento—CFO

I would just add one point to that. The action that we took to convert our building to cash was really driven by strengthening our balance sheet. On the analysis that we looked at, it made more sense for us to rent facilities than it did particularly to own them. So our action was really driven to monetize that asset that was on the balance sheet.

Hasan Imam - Thomas Weisel Partners—Analyst

OK, thanks.

Operator

Mr. Ejabat, at this time there are no more questions from the audio bridge and I will turn the call back over to yourself.

Mory:

Thanks for joining us today. We appreciate your support, and look forward to speaking with you on our next earnings call.

Operator:

That concludes today’s conference. Thank you for your participation.